Exhibit 99.65

AMERICAN LITHIUM ADDS FURTHER CONCESSIONS CLOSE TO ITS EXISTING PROJECTS

IN SOUTHERN PERU

VANCOUVER, British Columbia, June 01, 2022— American Lithium Corp. (“American Lithium” or the Company”) (TSX-V: LI, OTCQB: LIACF, Frankfurt: 5LA1) is pleased to confirm that it has signed an agreement to acquire additional concessions in Southern Peru. In addition, it has entered into agreements relating to public relations and marketing activities.

Acquisition of Concessions in Southern Peru

The Company, through its Peruvian subsidiary, Macusani Yellowcake S.A.C., has entered into a mining rights transfer agreement (the “Transfer Agreement”) with an arms-length third-party, pursuant to which it will acquire the rights to a series of mining concessions (the “Concessions”) covering approximately 14,243 hectares in Southern Peru. The Concessions are highly prospective and will further broaden the Company’s existing asset base and operations in Peru.

In consideration for the Concessions, the Company has agreed to pay US$400,000 and to issue 2,250,000 common shares (the “Consideration Shares”) to the vendor. Completion of the transaction contemplated by the Transfer Agreement remains subject to completion of applicable transfer registrations in Peru and the approval of the TSX Venture Exchange. All Consideration Shares issued to the vendor will be subject to restrictions on resale for a period of four-months-and-one-day in accordance with applicable securities laws.

Simon Clarke, CEO of American Lithium, stated “we are very pleased to be able to add these large, highly prospective concessions, close to the areas where we have generated some of the best exploration results to date.”

Public Relations Update

The Company has retained the services of New York-based Vorticom Inc. (“Vorticom”) to perform high-impact Public Relations services in the United States. Vorticom is a New York-based, award-winning public relations firm that specializes in generating strategic media placements for its corporate clients.

The agreement entered into with Vorticom is effective as of June 01, 2022, (the “Vorticom Agreement”) and Vorticom will receive consideration of US$10,000 per month for a 12-month term. The Company has also agreed to grant 100,000 incentive stock options (the “Options”) to Vorticom, which have a term of 5 years and are exercisable at a price of $2.74 per common share. The Options will vest over a period of 12 months, with 25% of such Options vesting every quarter following their issuance, beginning three months from the date hereof.

The Vorticom Agreement is subject to the approval of the TSX Venture Exchange.

Marketing Update

American Lithium has also engaged Ptolemy Capital Limited (“Ptolemy”), trading as Crux Investor (“Crux”), to provide content creation, distribution and dissemination services to the Company, as defined in accordance with the policies of the TSX Venture exchange and applicable securities laws.

Pursuant to the agreement entered into with Crux, which is effective as of June 01, 2022 (the “Crux Agreement”), Crux will receive consideration of US$3,650/month, payable quarterly in advance, for an initial 3-month term which may be extended for additional 3-month periods.

Crux, a company based in London, United Kingdom, provides content distribution via videos, podcasts, social media and written articles. This includes dissemination and syndication across private and public investor platforms and services. To the best of American Lithium’s knowledge, neither Ptolemy, Crux, nor any of its principals hold any securities of American Lithium.

The Crux Agreement is subject to the approval of the TSX Venture Exchange.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”
CEO & Director
Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the planned acquisition of additional water rights and future operations at TLC, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks Factors” section of American Lithium’s Annual Information Form for the financial year ended February 28, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming Macusani’s title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.